UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Sono Motors GmbH implements business measures in connection with current negotiations with a potential investor in its M&A process

As previously disclosed, Sono Group N.V. (“Sono N.V.”) and Sono Motors GmbH (“Sono GmbH” and together with Sono N.V., the “companies”), the sole subsidiary of Sono N.V., have engaged in an M&A process (the “M&A Process”) to find buyers or investors in either or both of the companies in connection with the self-administration proceedings applied for by the companies pursuant to the German Insolvency Code (Insolvenzordnung). As negotiations with potential investors in the M&A Process progress, Sono GmbH has implemented business changes in line with a potential corporate structure and future business model discussed in such negotiations. The measures reflect a streamlined initial business focus on Sono GmbH’s Solar Bus Kit and include a reduction in Sono GmbH’s workforce and a change in its management. In connection therewith, on September 29, 2023, Sono GmbH terminated the contracts of 48 employees, including the contracts of all four of its Managing Directors – CEOs Laurin Hahn and Jona Christians, CFO Torsten Kiedel and CTO Markus Volmer. Mr. Hahn, Mr. Christians, Mr. Kiedel and Mr. Volmer will remain in their roles and continue to support Sono GmbH through the end of 2023. These measures reflect the next steps towards achieving Sono GmbH’s goal of continuing its solar technology business and reflect the forward progression of the M&A Process. Mr. Hahn, Mr. Christians, Mr. Kiedel and Mr. Volmer will remain on the Management Board of Sono N.V.

Sono N.V. has re-established its audit committee and is currently evaluating whether the members of the audit committee meet the relevant criteria for independence. Sandra Vogt-Sasse, the chair of Sono N.V.’s Supervisory Board, has been appointed chair of the audit committee and also serves as its financial expert.

Additional information and background on the companies’ self-administration proceedings and the M&A Process may be found in Sono N.V.’s Form 6-Ks filed with the Securities and Exchange Commission on May 15, 2023, May 22, 2023, June 12, 2023 and September 7, 2023.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the companies’ intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the companies to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our expectations regarding the companies’ self-administration proceedings, the outcome of which, if they are approved, is uncertain; our ability to maintain relationships with lenders, suppliers, customers, employees and other third parties as a result of the self-administration proceedings and the related increased performance and credit risks associated with our constrained liquidity position and capital structure; our ability to access the external funding required to successfully restructure our business, including by successfully engaging in M&A activities; our ability to maintain Sono Group N.V.’s stock exchange listing; and the length of time that Sono Group N.V. and Sono Motors GmbH would operate under the self-administration proceedings. Many of these risks and uncertainties relate to factors that are beyond Sono Group N.V.’s ability to control or estimate precisely, such as the actions of courts, regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, Sono Group N.V. assumes no obligation to update any such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

September 29, 2023